UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIGAS PROPANE, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UGI CORPORATION

460 NORTH GULPH ROAD

KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.

SAVINGS PLAN

All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

AmeriGas Propane, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriGas Propane, Inc. Savings Plan as of December 31, 2011 and 2010, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP

Bala Cynwyd, Pennsylvania

June 27, 2012

AMERIGAS PROPANE, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:

Investments (Notes 3 and 5)	$218,847,994	$230,120,452

Notes receivable from participants	7,039,975	6,531,003

Total assets	225,887,969	236,651,455

LIABILITIES:
Accrued administrative expenses	24,195	24,242

Total liabilities	24,195	24,242

Net assets available for benefits at fair value	225,863,774	236,627,213

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(1,057,328)	(896,028)

Net assets available for benefits	$224,806,446	$235,731,185

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011	2010
Additions:
Participants’ contributions	$12,772,012	$12,633,680
Company contributions	8,145,849	8,182,258
Participants’ rollover contributions	401,915	657,308
Investment income:
Dividends and interest	4,991,238	4,313,949
Net appreciation in value of investments	—	22,445,316
Net transfers of participants’ balances	—	237,116
Interest on notes receivable from participants	295,193	326,112

Deductions:
Investment loss:
Net depreciation in value of investments	(8,245,727)	—
Distributions to participants	(28,575,310)	(24,342,365)
Net transfers of participants’ balances	(536,091)	—
Administrative fees	(173,818)	(170,112)

Net (decrease) increase	(10,924,739)	24,283,262

Net assets available for benefits — beginning of year	235,731,185	211,447,923

Net assets available for benefits — end of year	$224,806,446	$235,731,185

See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) provides general information on the provisions of the Plan in effect on December 31, 2011 and during the periods covered by the financial statements. More complete information is included in the Plan document.

General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company”), a Pennsylvania corporation. Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s Benefits Committee (“Plan Administrator”) whose members are appointed by the President of the Company and subject to approval by the Compensation/Pension Committee of the Company’s Board of Directors. The Plan also holds assets of certain defined contribution pension plans that were terminated in prior years and were merged into the Plan. Such assets include what is referred to as the “Pension Account” and “Predecessor Pension Rollover Account” and do not impact the general provisions of the Plan.

Contributions. Generally, a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. Highly compensated employees of the Company, as defined by the Internal Revenue Code (“IRC”), are limited to contributing a maximum of 6% of their compensation. Calendar year contribution amounts are subject to limits prescribed by the IRC. For both the 2011 and 2010 Plan Years, the IRC before-tax contribution limit was $16,500. A participant may increase, reduce or suspend his or her contributions at any time by contacting Fidelity Institutional Retirement Services Co. (“FIRSCO”).

The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2011 and 2010 Plan Years was $5,500. Catch-up contributions are not eligible for the Company matching contribution (as described below).

The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions. The Plan does not accept before-tax rollover contributions from a Roth 401(k) account defined in Section 402A(e)(1) of the IRC or a Roth IRA defined in Section 408(A) of the IRC.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Generally, the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each such payroll period. A participant will be eligible to receive matching contributions after he or she has completed a year of service as defined in the Plan document.

The Company, at its discretion, may also make profit-sharing contributions for each Plan year, out of its net profits, as shall be determined by its Board of Directors, in its sole discretion, to all eligible participants. No such amounts were contributed to the Plan in respect of the 2011 Plan Year or the 2010 Plan Year.

All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.

A participant will at all times be fully (100%) vested in the portion of his or her account attributable to the following sources: (i) Predecessor Account; (ii) Predecessor Pension Rollover Account; (iii) Rollover/Dollar Builder Account; (iv) Rollover ESOP Account; (v) Salary Deferral Account; (vi) Voluntary Participant Contribution Account; (vii) After-Tax Rollover Account; (viii) All Star Match Account; and (ix) the All Star Rollover Account, each as defined in the Plan document. A participant is vested in the portion of his or her account attributable to Company contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), the attainment of early retirement age (as defined in the Plan document), total disability (as defined in the Plan document) or death while in the employ of the Company or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire with the Company or an affiliate. A participant will attain early retirement age on or after his or her attainment of age 55 and the completion of 10 years of service with the Company or an affiliate.

A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Company contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions or pay expenses incurred in the administration of the Plan. For the 2011 Plan Year, forfeitures of $264,480 were used to reduce Company contributions. For the 2010 Plan Year, forfeitures of $288,463 were used to reduce Company contributions. During the 2011 Plan Year and 2010 Plan Year, $373,242 and $316,422, respectively, were forfeited from participant accounts. As of December 31, 2011 and 2010, there were $422,888 and $313,589, respectively, of forfeitures remaining in the Plan.

Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between options at any time with no limit, except for the Brokerage Link option, where they are limited to investing up to 90% of their contributions with Brokerage link and the remaining 10% must be invested in one of the plan’s other fund options. Participants may change their investment elections for future contributions at any time.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.

Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.

Distributions will generally be made in the form of a lump sum. If the value of a participant’s account exceeds $1,000 and the participant is married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a joint and survivor annuity. Under a joint and survivor annuity, the participant will receive a monthly benefit for his or her lifetime and upon the participant’s death, the participant’s surviving spouse, if any, will receive a monthly benefit equal to 50% of the benefit the participant was receiving. If the value of the participant’s account exceeds $1,000 and the participant is not married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a single life annuity. In lieu of a joint and survivor annuity or a single life annuity, a participant may generally elect to receive his or her Pension Account and Predecessor Pension Rollover Account in the form of (i) a lump sum; (ii) a single life annuity; (iii) a joint and survivor annuity with 50% or 100% of the participant’s monthly payments continuing, after the participant’s death, for the life of the participant’s beneficiary; or (iv) installments over 5 or 10 years, as elected by the participant. Any such election will be subject to spousal consent, if applicable.

Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 70  1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000 a Plan participant's benefit will be distributed in the month of May of the Plan Year after the participant becomes entitled to receive a distribution from the Plan.

Distributions must generally be made as soon as practicable after the participant reaches the normal retirement age but no later than April 1 of the Plan Year that follows the Plan Year in which the participant reaches age 70  1/2. A participant who continues to work past age 70  1/2 will receive a distribution upon termination of employment.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

Death benefits are generally paid in the form of a lump sum. Death benefits payable to a spouse from the Pension Account and the Predecessor Pension Rollover Account are paid in the form of a single life annuity unless the spouse elects a lump sum distribution.

Withdrawals. Generally, a participant may withdraw at any time up to 100% of the balance of his or her account attributable to after-tax contributions which were previously permitted by the Plan. However, the withdrawal must be in an amount of at least $500. No more than one such withdrawal is permitted in any calendar year. Active employees who reach age 59  1/2 can elect, once a year, an in-service withdrawal the lesser of $1,000 or 100% of the account balance.

A participant may withdraw once per calendar year up to 100% of amounts attributable to participation in certain “predecessor plans” and rollover contributions from other 401(a) or individual retirement plan accounts. Such withdrawal must be at least $500 or, if less, the total value of the applicable account.

A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.

While a participant is still employed by the Company, withdrawals of amounts attributable to Company contributions, and post-1988 earnings on participant before-tax contributions, are not permitted.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant's Rollover Dollar Builder Account, After-Tax Rollover account and Salary Deferral Account less the amount of all loans outstanding at the time a new loan is made, or (ii) $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.

Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Company. Other than the Plan fees described below, the Company paid for such expenses. Each active Plan account is assessed a quarterly $4.25 recordkeeping fee. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.

Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.

Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations, or to correct errors or omissions in the Plan document, however, may be made by the AmeriGas Propane, Inc. Benefits Committee without Board approval.

Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant's interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

2.	Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based upon the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.

Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments that consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value, and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2011 or 2010.

Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances in the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	Trust Investments

The components of trust investments by fund at December 31, 2011 and 2010 are as follows:

	December 31,
	2011		2010
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares — 1,078,373 and 1,163,253, respectively)	$12,703,233	*	$13,179,662	*

Fidelity Equity Income Fund (shares — 350,921 and 382,780, respectively)	14,496,564	*	16,941,823	*

Fidelity Magellan Fund (shares — 295,802 and 338,220, respectively)	18,629,608	*	24,240,223	*

Fidelity Growth Company Fund (shares — 160,700 and 165,004, respectively)	12,998,986	*	13,720,110	*

Fidelity Spartan International Index Fund (shares — 179,787 and 180,774, respectively)	5,348,655		6,357,809

Vanguard Institutional Index Fund (shares — 122,666 and 132,023, respectively)	14,111,516	*	15,183,919	*

Vanguard Prime Money Market Fund (shares — 20,502,060 and 19,949,051, respectively)	20,502,060	*	19,949,051	*

Vanguard Target Retirement Income Fund (shares — 109,554 and 100,634, respectively)	1,263,156		1,135,146

Vanguard Target Retirement 2005 Fund (shares — 156,919 and 193,752, respectively)	1,879,885		2,272,709

Vanguard Target Retirement 2010 Fund (shares — 120,526 and 122,109, respectively)	2,703,391		2,724,254

Vanguard Target Retirement 2015 Fund (shares — 1,244,862 and 1,232,430, respectively)	15,311,800	*	15,306,781	*

Vanguard Target Retirement 2020 Fund (shares — 360,087 and 316,928, respectively)	7,810,289		7,004,110

Vanguard Target Retirement 2025 Fund (shares — 1,449,007 and 1,372,153, respectively)	17,779,318	*	17,316,574	*

Vanguard Target Retirement 2030 Fund (shares — 238,912 and 198,448, respectively)	4,998,036		4,302,355

Vanguard Target Retirement 2035 Fund (shares — 744,365 and 664,233, respectively)	9,312,005		8,694,806

Vanguard Target Retirement 2040 Fund (shares — 133,438 and 112,720, respectively)	2,735,479		2,423,482

Vanguard Target Retirement 2045 Fund (shares — 293,002 and 254,015, respectively)	3,770,939		3,429,205

Vanguard Target Retirement 2050 Fund (shares — 43,432 and 29,239, respectively)	886,441		625,722

Vanguard Extended Market Index Fund (shares — 208,501 and 214,852, respectively)	8,202,415		8,866,928

Assets in Fidelity Brokerage Link Account — various investments including registered investment company funds, money market funds and cash	1,779,971		2,019,561

Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 19,688,767 and 19,747,835, respectively)	20,746,095	*	20,643,863	*

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 561,738 and 597,843, respectively)	20,700,062	*	23,602,844	*
Dividends receivable	178,090		179,515

	20,878,152		23,782,359

Total trust investments — fair value	$218,847,994		$230,120,452

Total trust investments — cost	$213,028,646		$213,960,102

*	Investment represents five percent or more of net assets available for benefits.

The net (depreciation) appreciation in fair value of investments during the years ended December 31, 2011 and 2010 by major investment category follows:

	Year Ended December 31,
	2011	2010
Registered investment company funds	$(6,592,867)	$16,820,929
UGI Common Stock Fund	(1,532,688)	5,347,739
Other	(120,172)	276,648

Total net (depreciation) appreciation in fair value	$(8,245,727)	$22,445,316

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.

During the 2011 and 2010 Plan Years, the Plan purchased, at market prices, 65,444 and 72,974 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,982,612 and $1,998,735, respectively.

4.	Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan adopted ASU 2010-06 in the year ending December 31, 2010 except for certain provisions regarding purchases, sales, issuances and settlements of activity in the roll forward of activity in Level 3 fair value measurements which were adopted in the year ending December 31, 2011. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Among other things, the new guidance requires quantitative information about unobservable inputs, valuation processes and sensitivity analysis associated with fair value measurements categorized within Level 3 of the fair value hierarchy. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2012 and is required to be applied prospectively. The Plan does not expect the adoption of the new guidance will have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with other GAAP or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the balance sheet. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2013. The Plan does not expect the adoption of ASU 2011-11 will affect the Plan financial statements.

5.	Fair Value Measurements

The Plan performs fair value measurement in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

GAAP also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;

•

Level 2 – inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2011 and 2010:

	December 31, 2011
	Fair Value Measurement Using Input Types
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Bond index mutual fund	$12,703,233	$—	$—	$12,703,233
Equity mutual funds	73,787,744	—	—	73,787,744
Target Retirement mutual funds	68,450,739	—	—	68,450,739
Money market mutual fund	20,502,060	—	—	20,502,060
UGI Common Stock fund	20,878,152	—	—	20,878,152
Brokerage Link	1,779,971	—	—	1,779,971
Common collective trust	—	20,746,095	—	20,746,095

Total investments measured at fair value	$198,101,899	$20,746,095	$—	$218,847,994

	December 31, 2010
	Fair Value Measurement Using Input Types
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Bond index mutual fund	$13,179,662	$—	$—	$13,179,662
Equity mutual funds	85,310,812	—	—	85,310,812
Target Retirement mutual funds	65,235,144	—	—	65,235,144
Money market mutual fund	19,949,051	—	—	19,949,051
UGI Common Stock fund	23,782,359	—	—	23,782,359
Brokerage Link	2,019,561	—	—	2,019,561
Common collective trust	—	20,643,863	—	20,643,863

Total investments measured at fair value	$209,476,589	$20,643,863	$—	$230,120,452

The Plan’s valuation methodology used to measure the fair values of registered investment company mutual funds (including mutual funds in the Brokerage Link accounts), the Vanguard Prime Money Market Fund and the UGI Common Stock Fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of the common collective trust fund are included in Note 2.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

6.	Federal Income Tax Status

On October 11, 2011, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of September 19, 2011 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	Subsequent Event — Heritage Propane Acquisition

On January 12, 2012, AmeriGas Partners completed the acquisition of the subsidiaries of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), that operated ETP’s propane distribution business (“Heritage Propane”). Effective with the acquisition of Heritage Propane, the employees of Heritage Propane became eligible to participate in the Plan. In addition, participant balances in the Energy Transfer Partners 401(k) Plan, including outstanding loan balances, were transferred to the Plan effective March 1, 2012 and invested in accordance with transfer provisions provided by the Plan. Participants will be fully vested in the transferred accounts at all times.

AMERIGAS PROPANE, INC.

SAVINGS PLAN

EIN # 23-2786294, PLAN # 002

Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2011
	Number of
	Shares or
	Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	1,078,373 shrs	$12,479,497	$12,703,233
Fidelity Equity Income Fund (1)	350,921 shrs	15,950,107	14,496,564
Fidelity Magellan Fund (1)	295,802 shrs	24,839,084	18,629,608
Fidelity Growth Company Fund (1)	160,700 shrs	10,570,532	12,998,986
Fidelity Spartan International Index Fund (1)	179,787 shrs	5,480,695	5,348,655
Vanguard Institutional Index Fund	122,666 shrs	13,422,405	14,111,516
Vanguard Prime Money Market Fund	20,502,060 shrs	20,502,060	20,502,060
Vanguard Target Retirement Income Fund	109,554 shrs	1,198,722	1,263,156
Vanguard Target Retirement 2005 Fund	156,919 shrs	1,761,024	1,879,885
Vanguard Target Retirement 2010 Fund	120,526 shrs	2,538,723	2,703,391
Vanguard Target Retirement 2015 Fund	1,244,862 shrs	14,527,758	15,311,800
Vanguard Target Retirement 2020 Fund	360,087 shrs	7,355,344	7,810,289
Vanguard Target Retirement 2025 Fund	1,449,007 shrs	17,036,214	17,779,318
Vanguard Target Retirement 2030 Fund	238,912 shrs	4,813,524	4,998,036
Vanguard Target Retirement 2035 Fund	744,365 shrs	9,042,877	9,312,005
Vanguard Target Retirement 2040 Fund	133,438 shrs	2,639,978	2,735,479
Vanguard Target Retirement 2045 Fund	293,002 shrs	3,685,452	3,770,939
Vanguard Target Retirement 2050 Fund	43,432 shrs	862,084	886,441
Vanguard Extended Market Index Fund	208,501 shrs	6,995,158	8,202,415

Total Mutual Funds		175,701,238	175,443,776

Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	1,837,079	1,779,971

Common Collective Trust:
Vanguard Retirement Savings Trust III (3)	19,688,767 shrs	19,688,767	19,688,767

UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	561,738 units	15,623,472	20,700,062
Dividends receivable	$178,090	178,090	178,090

		15,801,562	20,878,152

Participant Loans:
Loan principal outstanding (4.25% – 10.0%) (1) (2)		7,039,975	7,039,975

Total — all funds		$220,068,621	$224,830,641

(1)	Party in interest.
(2)	Range of interest rates for loans outstanding as of December 31, 2011.
(3)	Contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan

Date June 27, 2012	By:	/s/ Carol A. Guinan
	Name:	Carol A. Guinan
	Title:	Director of Benefits of
AmeriGas Propane, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP